July 30, 2025

Junheng Xie
Chief Executive Officer and Director
Aimei Health Technology Co., Ltd.
10 East 53rd Street, Suite 3001
New York, NY 10022

       Re: Aimei Health Technology Co., Ltd.
           Form 10-K for the Fiscal Year Ended December 31, 2024
           File No. 001-41880
Dear Junheng Xie:

       We have reviewed your filing and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2024
General

1. Please confirm that you will revise future filings, as applicable, to provide more specific and prominent disclosures about the legal and operational risks associated with China-based companies. For additional guidance, please see the Division of
       Corporation Finance's Sample Letter to China-Based Companies issued by the Staff in
       December 2021. To the extent the Sample Letter to China-Based Companies requests disclosure on the prospectus cover page or in the prospectus summary, please provide such disclosure at the beginning of Item 1 of Form 10-K; in addition, please include a discussion of the transfer of cash within the company in Item 7 of Form 10-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Eric McPhee at 202-551-3693 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters. Please contact Pam Howell at 202-551-3357 or Jeffrey Gabor at 202-551-2544 with
 July 30, 2025
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any other questions.



                       Sincerely,

                       Division of Corporation Finance
                       Office of Real Estate & Construction